SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                08 February, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  3rd Quarter Results announcement made on 8 February 2007


February 8, 2007


THIRD QUARTER AND NINE MONTHS RESULTS TO DECEMBER 31, 2006

THIRD QUARTER HIGHLIGHTS


*    Revenue of GBP5,126 million, up 5 per cent

* New wave revenue of GBP1,880 million, up 17 per cent, representing 37 per cent of total revenue

* EBITDA before specific items1 and leaver costs of GBP1,439 million, up 2 per cent

* Profit before taxation, specific items1 and leaver costs of GBP643 million, up 13 per cent

* Earnings per share before specific items1 and leaver costs of 5.8 pence, up 14 per cent

* Specific items include a net credit of GBP1,067 million relating to the settlement of ten open tax years

* Continued strong broadband net additions2 of 697,000 of which BT Retail's share was 34 per cent

The income statement, cash flow statement and balance sheet from which this information is extracted are set out on pages 16 to 22.


Chief Executive's statement


Ben Verwaayen, Chief Executive, commenting on the third quarter results, said:


"This is another strong set of results; our strategy is delivering and the positive trends are gathering momentum. The revenue growth of 5 per cent reflects continued strong growth in new wave services and a robust defence of our traditional business, underpinned by growth in active consumer customers for the first time in four years.


"There are now more than 10 million wholesale broadband connections2 and the market continues to grow strongly. In an intensely competitive market BT Retail's share of the net additions2 in the quarter was 34 per cent. Openreach has reached 1.5 million LLU connections this month. The sales orders won by BT Global Services in the quarter were GBP2.5 billion.


"After nineteen consecutive quarters of earnings per share3 growth, our expectations are to continue to grow our revenue, EBITDA3, earnings per share3 and dividends for this financial year and next."


1 Before specific items which are significant one off or unusual items as defined in note 4 on pages 26 to 27.

2 DSL and LLU connections.

3 Before specific items and leaver costs.


RESULTS FOR THE THIRD QUARTER AND NINE MONTHS
TO DECEMBER 31, 2006

                           Third quarter                   Nine months
                     ------------------------    ------------------------------
                      2006     2005   Better       2006      2005       Better
                      GBPm     GBPm   (worse)      GBPm      GBPm       (worse)
                                          %                                  %
Revenue              5,126    4,882       5      14,931    14,380            4

EBITDA
 - before specific
   items and leaver
   costs             1,439    1,404       2       4,243     4,152            2
 - before specific
   items             1,412    1,381       2       4,159     4,086            2

Profit before
taxation
 - before specific
   items and leaver
   costs               643      568      13       1,947     1,681           16
 - before specific
   items               616      545      13       1,863     1,615           15
 - after specific
   items               639      545      17       1,883     1,533           23

Earnings per share
 - before specific
   items and leaver
   costs               5.8p     5.1p     14        17.6p     14.9p          18
 - before specific
   items               5.6p     4.9p     14        16.9p     14.4p          17
  - after specific
    items             17.6p     4.9p    n/m        28.9p     13.7p         n/m

Capital expenditure    815      759      (7)      2,342     2,169           (8)

Free cash flow        (525)1    138     n/m        (204)1     515          n/m

Net debt                                          8,796     8,113           (8)
===============================================================================


1 Includes payment of deficiency pension contributions of GBP500 million


The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on pages 26 to 27.

The income statement, cash flow statement and balance sheet are provided on pages 16 to 22. A reconciliation of EBITDA before specific items to group operating profit is provided on page 31. A definition and reconciliation of free cash flow and net debt are provided on pages 28 to 30.


GROUP RESULTS

Revenue was 5 per cent higher at GBP5,126 million in the quarter with continued strong growth in new wave revenue more than offsetting the decline in traditional revenue. EBITDA before specific items and leaver costs grew by 2.5 per cent, the fourth consecutive quarter of growth. Earnings per share before specific items and leaver costs increased by 14 per cent to 5.8 pence, the nineteenth consecutive quarter of year on year growth.

The strong growth in new wave revenue continued and at GBP1,880 million was 17 per cent higher than last year. New wave revenue accounted for 37 per cent of the group's revenue compared to 33 per cent in the third quarter of last year. New wave revenue is mainly generated from networked IT services and broadband. Networked IT services revenue grew by 8 per cent to GBP1,117 million, and broadband revenue increased by 39 per cent to GBP520 million.

BT Global Services contract wins were GBP2.5 billion in the third quarter, with GBP8.2 billion achieved over the last twelve months.

BT had 10 million wholesale broadband connections (DSL and LLU) at December 31, 2006, including 1.3 million local loop unbundled lines, an increase of 2.7 million connections year on year and 697,000 connections in the quarter. Over 50 per cent of all UK homes now subscribe to broadband services, comprising both DSL and cable services1. BT Retail's share of the net additions in the quarter was 34 per cent.


Revenue

Revenue from the group's traditional businesses declined by 1 per cent, an improvement on recent trends. This strong performance reflects a robust defence of the traditional business and is despite the regulatory intervention, competition and migration of customers to new wave services.

Major corporate (UK and international) revenue showed growth of 6 per cent, with 8 per cent growth in new wave revenue and 3 per cent growth in traditional services. Migration from traditional voice only services to networked IT services continued with new wave revenue representing 61 per cent of all major corporate revenue.

Revenue from smaller and medium sized (SME) UK businesses grew by 3 per cent year on year. New wave revenue grew by 31 per cent driven by continued growth in broadband and other new wave services. We continue to develop innovative pricing plans and a focus on propositions that bring together IT, broadband and communications to allow business people to concentrate on running their business.


1 Source: Point-topic.com, December 2006.


Consumer revenue in the third quarter was 1 per cent lower, a significant improvement on recent trends. Growth in new wave revenue of 31 per cent continues to reduce our dependence on traditional revenue which has declined by 6 per cent with the strategic shift towards new wave products and services. The rate of decline in the traditional business is significantly lower than last quarter and for the first quarter in four years the number of active consumer voice customers has grown. New wave revenue now represents 16 per cent of the total consumer revenue.

The 12 month rolling average revenue per consumer household increased by GBP4 in the quarter to GBP258. Increased penetration of broadband and the growth of value added propositions have more than offset the lower call revenues. Contracted revenues increased to 68 per cent, a year on year increase of 1 percentage point.

Wholesale (UK and Global Carrier) revenue increased by 11 per cent driven by wholesale line rental (WLR) and LLU. Wholesale new wave revenue increased by 37 per cent to GBP364 million, mainly driven by broadband. New wave revenue now accounts for 26 per cent of wholesale revenue.

Operating results

Group operating costs before specific items increased by 6 per cent year on year to GBP4,508 million. Staff costs before leaver costs increased by GBP56 million to GBP1,282 million due mainly to the additional staff needed to support networked IT services contracts, increased levels of activity in the network and 21CN activities (including capital work) as well as cost inflation. Leaver costs were GBP27 million in the quarter (GBP23 million last year). Payments to other telecommunication operators increased by GBP19 million to GBP1,051 million. Other operating costs before specific items of GBP1,593 million increased by GBP140 million mainly due to increased costs of sales from growth in networked IT and other new wave services which were partly offset by cost savings from our efficiency programmes. Depreciation and amortisation increased by 4 per cent year on year to GBP741 million.

Group operating profit before specific items and leaver costs increased by 1 per cent to GBP698 million.


Earnings

Net finance costs before specific items were GBP62 million, an improvement of GBP67 million against last year. This includes net finance income associated with the group's defined benefit pension scheme which was GBP105 million in the third quarter, GBP41 million higher than last year, and the repayment of maturing debt last year which have contributed to the reduction in net finance costs.

Profit before taxation, specific items and leaver costs of GBP643 million increased by 13 per cent.

The effective tax rate on the profit before specific items was 24.4 per cent (24.6 per cent last year) reflecting the continued focus on tax efficiency within the group. Our effective tax rate is expected to be 24.5 per cent for the 2006/07 full year and between 25 and 26 per cent in 2007/08.

Earnings per share before specific items and leaver costs increased by 14 per cent to 5.8 pence.


Specific items

Specific items are defined in note 4 on pages 26 to 27. There was a net credit of GBP992 million in the quarter (GBPnil last year). This principally relates to a net credit of GBP1,067 million arising as a result of the settlement of substantially all open matters relating to tax years up to and including 2004/05 with HM Revenue and Customs. The credit represents those elements of the tax charges previously recognised which were in excess of the final agreed liability, plus interest income. The cash due to BT of approximately GBP1 billion is expected to be received during the fourth quarter of 2006/07 and the first half of the next financial year.

There was a charge of GBP61 million as a result of a review of circuit inventory and other working capital balances, a further charge of GBP30 million for incremental costs associated with complying with the Undertakings, a further charge of GBP17 million relating to the rationalisation of the group's office portfolio and a GBP2 million profit on disposal of investments.

Earnings per share after specific items were 17.6 pence in the quarter (4.9 pence last year).


Cash flow and net debt

Net cash inflows from operating activities in the third quarter amounted to GBP604 million compared to GBP1,218 million last year, with the reduction being largely due to the payment of deficiency pension contributions of GBP500 million in December 2006.

Free cash flow was a net outflow of GBP525 million in the third quarter compared to an inflow of GBP138 million last year mainly reflecting the deficiency pension contributions, higher working capital outflows and higher capital expenditure. Capital expenditure is expected to be about GBP3.2 billion for 2006/07 and 2007/08 before trending down towards the end of the decade.

The share buyback programme continued with the repurchase of 33 million shares for a total consideration of GBP94 million during the quarter, a net cash outflow of GBP92 million. Net debt was GBP8,796 million at December 31, 2006. Free cash flow and net debt are defined and reconciled in notes 7 and 8 on pages 28 to 30.


Pensions

The IAS 19 net pension obligation at December 31, 2006 was a deficit of GBP1.1 billion, net of tax, being GBP1.8 billion lower than the level at December 31, 2005. The BT Pension Scheme had assets of GBP37.8 billion at December 31, 2006.

The triennial funding valuation at December 31, 2005 was concluded in the quarter. BT will make deficit payments equivalent to GBP280 million per annum for 10 years with the first three years' instalments paid up front: GBP500 million in December 2006 and the remaining GBP340 million by April 30, 2007.


21st Century Network

BT successfully upgraded the first end user customers to its 21CN infrastructure in the village of Wick in South Wales on November 28, 2006 as planned. The upgrade, which took place without the need for an engineer visit, new telephone or a new telephone number, is part of the first phase of the national roll-out of 21CN.

To reach this important milestone BT had re-built around 10 per cent of the UK's core national communications infrastructure, installed 21CN equipment at over 100 sites across the UK, and laid more than 2,300 kilometres of new fibre optic cable in South Wales and invested more than 1,500 man years in developing new IT systems to support the new network.

Reaching this major milestone has also been the result of pan-industry collaboration through Consult21, a forum which provides a regular open platform for all communications providers to understand and influence BT's plans for 21CN.

On January 15, 2007 BT signed frame contract agreements with both Nortel and Siemens for the supply of carrier class Ethernet technology for implementation in BT's 21CN infrastructure. The implementation of Ethernet complements BT's existing 21CN strategy of deploying MPLS in its new network.

During this quarter, BT will continue the process of migrating customers to its 21CN infrastructure in South Wales.


Outlook

After nineteen consecutive quarters of growth in earning per share before specific items and leaver costs, our expectations for 2006/07 and 2007/08 are to continue to grow our revenue, EBITDA before specific items and leaver costs, earning per share before specific items and leaver costs, and dividends.


_____________________________________________________________________________

The fourth quarter and full year results are expected to be announced on May 17, 2007.


LINE OF BUSINESS RESULTS

Openreach, a new line of business created in accordance with the regulatory framework agreed with Ofcom (the Undertakings), was launched on January 21, 2006. It is responsible for ensuring that all communications providers have transparent and equivalent access to the BT local network, and comprises a work force of approximately 30,000 people. Its primary products are wholesale line rental (WLR) and local loop unbundling (LLU).

In order to assist readers in understanding the year on year performance, we have restated the comparative line of business results. These restatements also reflect the impact of the new internal trading arrangements that have been implemented due to the creation of Openreach. There is no change to the overall group reported results.


BT Global Services

                     ===============================          =================
                     Third quarter ended December 31             Nine months
                                                              ended December 31
                 ---------------------------------------      -----------------
                  2006     2005*          Better (worse)         2006     2005*
                  GBPm     GBPm          GBPm         %          GBPm     GBPm
Revenue          2,291    2,197            94         4         6,603    6,366
Gross profit       653      652             1         -         1,919    1,876
SG&A before
leaver costs       415      425            10         2         1,224    1,208
                 -----    -----                                 -----    -----
EBITDA before
leaver costs       238      227            11         5           695      668
Leaver costs         6        4            (2)      (50)           28       28
                 -----    -----                                 -----    -----
EBITDA             232      223             9         4           667      640
Depreciation
and
amortisation       180      160           (20)      (13)          485      470
                 -----    -----                                 -----    -----
Operating
profit              52       63           (11)      (17)          182      170
                 =====    =====                                 =====    =====
Capital            186      169           (17)      (10)          511      482
expenditure
===============  =====    =====                                 =====    =====


*Restated to reflect changes in intra-group trading arrangements.


BT Global Services revenue grew in the third quarter by 4 per cent to GBP2,291 million. New wave revenue was GBP1,794 million, an increase of 8 per cent year on year. UK traditional revenues decreased 6 per cent year on year, with continuing falls experienced in voice related and dial IP revenues. MPLS revenue rose by 20 per cent to GBP127 million.

Order intake for the quarter was strong with networked IT services contract orders of GBP1.5 billion, up GBP0.3 billion from the prior year, which included major contracts with the government, financial and IT service provider sectors. Total orders in the quarter amounted to GBP2.5 billion, GBP0.1 billion higher than last year and the highest since the first quarter of last year, taking the value of total orders achieved over the last twelve months to GBP8.2 billion. Over 25 per cent of the total order intake was generated outside the UK. This quarter 231 corporate customers from around the world chose BT for the first time.

These successes stem from BT's practical experience of working in collaboration with existing customers to transform their businesses. This experience has provided Philips, for the first time, with a one stop global support desk for their networked IT services needs. Once fully operational it will provide services to their employees in 40 different countries. We are on track to migrate 80 per cent of voice and data traffic onto a single Internet Protocol Virtual Private Network (IPVPN) for Fiat. When the migration is completed, operations in 30 countries will share the benefits of MPLS technology. In South America we implemented a 35 site VoIP solution for Unilever who makes significant savings on call rates. In the UK we are in the fourth year of working with Connecting for Health to transform the networked IT services needs of the NHS. To date nearly 320,000 registered users have generated over 11 million prescriptions and 2.5 million "Choose & Book" appointments through one of the largest transactional databases and messaging systems in the world, known as the Spine. We have also connected over 18,000 sites to the N3 network ahead of schedule and provided 50 per cent of Trusts in the London LSP area with IT capabilities.

EBITDA before leaver costs increased year on year by GBP11 million to GBP238 million, growth of 5 per cent year on year. Gross profit improved by GBP1 million to GBP653 million, while SG&A costs fell by GBP10 million as cost reduction initiatives gained momentum. Depreciation and amortisation charges increased by GBP20 million to GBP180 million, which included the impact of bringing the NHS London assets into use. Leaver costs were GBP2 million higher at GBP6 million. Overall, this brought operating profit to GBP52 million, a reduction of GBP11 million from last year.

Capital expenditure in the quarter was GBP186 million, an increase of GBP17 million over last year reflecting increased investment in overseas infrastructure.


BT Retail

                     ===============================          =================
                     Third quarter ended December 31             Nine months
                                                              ended December 31
                 ---------------------------------------      -----------------
                  2006     2005*          Better (worse)         2006     2005*
                  GBPm     GBPm          GBPm         %          GBPm     GBPm
Revenue          2,131    2,116            15         1         6,276    6,372
                 -----    -----                                 -----    -----
Gross profit       594      556            38         7         1,746    1,647
SG&A before
leaver costs       370      373             3         1         1,105    1,115
                 -----    -----                                 -----    -----
EBITDA before
leaver costs       224      183            41        22           641      532
Leaver costs         5        8             3        38            14       13
                 -----    -----                                 -----    -----
EBITDA             219      175            44        25           627      519
Depreciation
and
amortisation        43       36            (7)      (19)          122      109
                 -----    -----                                 -----    -----
Operating
profit             176      139            37        27           505      410
                 =====    =====                                 =====    =====
Capital
expenditure         34       32            (2)       (6)          114      100
===============  =====    =====                                 =====    =====


*Restated to reflect changes in intra-group trading arrangements.


BT Retail's revenue showed a growth of 1 per cent, this is the first quarter in nearly 4 years that has shown positive growth, reflecting the success of BT Retail's strategy of defending traditional and growing new wave revenues. Gross margin percentage increased by almost 2 percentage points reflecting an improved customer and product mix and the impact of cost transformation programmes. SG&A costs before leaver costs fell by 1 per cent reflecting our continued drive for improved efficiency. EBITDA before leaver costs was 22 per cent higher than last year, continuing the recent trend of growth. We continue to be on target for a full year EBITDA percentage growth in the teens. We also expect EBITDA growth in 2007/08. Operating profit improved by 27 per cent to GBP176 million.

Traditional revenue declined by 5 per cent whilst new wave revenue grew by 31 per cent, driven primarily by broadband and other new wave services. New wave revenue was 21 per cent of total revenue in the quarter, up from 16 per cent last year.

In the consumer market, the significant price cuts to inclusive call packages introduced last quarter have improved the product mix, with more customers moving towards higher value packages. After four years of decline, the number of active consumer voice customers grew by 37,000 in the quarter as customers recognised the all round value offered by BT.

Broadband revenue grew by 24 per cent to GBP233 million with BT Retail connections exceeding 3.2 million by the end of the quarter, an increase in connections of 239,000 in the quarter. BT Retail's share of broadband net additions (DSL and LLU) in the fiercely competitive marketplace was 34 per cent in the quarter, the highest for over two years. Our share of the installed base was 32 per cent as at December 31, 2006. The proportion of customers opting for higher value Options 2 and 3 packages have been maintained at nearly 60 per cent in the quarter.

We continue to add value to our broadband proposition with new services such as BT Vision, which combines the appeal of TV with the interactivity of broadband. Viewers will be able to watch programmes on demand without the need for a regular monthly subscription. The already compelling Vision content was further enriched with new deals in the quarter with Warner Bros, Walt Disney, Channel 4 and EMI Music (UK). From next season, in partnership with Setanta, Vision Sport will give customers access to three quarters of all FA Premiership games. As announced at launch, we will build up the customer base steadily to ensure an excellent customer experience.

The advanced VoIP service with High-Definition sound grew strongly in the quarter. At the end of the quarter, registered consumer customers for our VoIP services, Broadband Talk and BT Softphone, exceeded 1 million, more than doubling in the quarter and representing more than a third of the consumer broadband base. We have reached this milestone more than 6 months earlier than targeted.

In the SME market, we are using broadband as a core part of a simple and complete communication and IT solution for our customers. We recently launched BT Business Total Broadband, our most complete broadband package specifically designed for small businesses. Our SME customers now benefit from a free Broadband Voice additional line offer and our latest suite of security software. Options 2 and 3 customers will also enjoy the freedom of wireless internet with 250 free BT Openzone minutes per month. We have also launched BT Workspace, a new user-friendly, but powerful, web-based collaboration tool for business.

The recommended offer for the acquisition of PlusNet plc was declared unconditional on January 24, 2007 and will be recognised during the fourth quarter. PlusNet has a strong reputation for both customer service and innovation; this fits perfectly with BT Retail's strategy of providing customers with the most broadband can offer.

BT Business One Plan, designed for SMEs, brings together mobile, fixed and broadband communications and simplifies the customer experience, allowing businesses to squeeze more value from their existing broadband line. Our IT Manager Service provides support and expertise, allowing business managers to focus on their core business. The success of this approach has been reflected in strong market share and more than half of new business broadband customers have chosen to contract with us for more than one year.

Wi-Fi Fusion for SMEs was launched in December, bringing together the benefits of fixed and mobile convergence on one mobile device, with seamless two-way handover between Wi-Fi and GSM. This brings a range of benefits to SMEs helping them to increase their productivity and performance. Wi-Fi Fusion for the consumer market was launched in January.

The Enterprises segment achieved strong revenue and profit growth. Within this division, Conferencing continues to grow strongly with a 25 per cent year on year revenue increase. Dabs.com, which was acquired in April 2006, grew by 25 per cent year on year outpacing a competitive PC market. Among its service enhancement, Dabs.com launched a new 'virtual video library' showing its most popular computing and consumer electronic products in action.



BT Wholesale

                     ===============================          =================
                     Third quarter ended December 31             Nine months
                                                              ended December 31
                 ---------------------------------------      -----------------
                  2006     2005*          Better (worse)         2006     2005*
                  GBPm     GBPm          GBPm         %          GBPm     GBPm
                 -----    -----                                 -----    -----
External
revenue          1,027      987            40         4         3,054    2,919
Internal
revenue            895      861            34         4         2,600    2,556
                 -----    -----                                 -----    -----
Revenue          1,922    1,848            74         4         5,654    5,475
Variable cost
of sales           981      932           (49)       (5)        2,864    2,764
                 -----    -----                                 -----    -----
Gross variable
profit             941      916            25         3         2,790    2,711
Network and SG&
A before
leaver costs       438      434            (4)       (1)        1,325    1,291
                 -----    -----                                 -----    -----
EBITDA before
leaver costs       503      482            21         4         1,465    1,420
Leaver costs         6        1            (5)      n/m            22        7
                 -----    -----                                 -----    -----
EBITDA             497      481            16         3         1,443    1,413
Depreciation
and
amortisation       293      271           (22)       (8)          869      816
                 -----    -----                                 -----    -----
Operating
profit             204      210            (6)       (3)          574      597
                 =====    =====                                 =====    =====
Capital
expenditure        237      221           (16)       (7)          703      649
===============  =====    =====                                 =====    =====

*Restated to reflect changes in intra-group trading arrangements.


BT Wholesale external revenue in the third quarter of GBP1,027 million increased by 4 per cent with revenue from new wave services increasing to GBP278 million, now accounting for 27 per cent of external revenue, driven by broadband growth.

Internal revenue increased by 4 per cent to GBP895 million due to strong growth in internal broadband revenue more than offsetting the impact of lower call volumes and lower regulatory prices being reflected in internal charges.

Gross variable profit increased by 3 per cent to GBP941 million. Despite greater 21CN expenditure, network and SG&A costs have only increased marginally as a result of savings through network efficiencies. Efficiencies through headcount reductions have continued and leaver costs for the quarter were GBP6 million.

EBITDA before leaver costs has increased by 4 per cent to GBP503 million. Higher depreciation, due to the shortening of the useful economic lives of legacy transmission assets to be replaced by 21CN assets, and higher leaver costs, has resulted in a 3 per cent decline in operating profit.

Capital expenditure was 7 per cent higher than last year due to increased investment in 21CN whilst successfully managing the legacy infrastructure on a lower level of capital investment.

BT Wholesale is underpinning Vodafone UK's recently announced 'Vodafone at Home' fixed line voice and broadband service, which went live on January 8, 2007, as part of a managed service.

BT Wholesale also launched advanced broadband services allowing its services provider customers the ability to offer guaranteed bandwidth over the broadband network. 'BT IP Stream Advanced Services' have been designed to create new business opportunities for service providers in markets such as the delivery of IP television and content distribution which require consistent and guaranteed bandwidth throughout a user 'session'. An early customer for the service is BT Vision.

A foundation trial for next generation broadband services based on ADSL2+ was launched during the quarter in Cardiff. The trial is an important step in the delivery of next generation broadband services at up to 24 Mbit/s to customers across the UK from 2008 as part of the rollout of 21CN. As part of the trial, editions of the BBC drama, Torchwood, which is filmed on location in Cardiff, is being broadcast in high definition at up to 24 Mbit/s.

BT Wholesale has also announced that it has extended its 'renewables and green energy' contract, one of the largest in the world, with British Gas and npower for a further three years through to 2010. The contract, part of BT's strategy to continue to reduce carbon emissions, will see the company saving the equivalent carbon as that resulting from the electricity consumption of more than 300,000 households - roughly the population of Liverpool and Cardiff combined - every year.


Openreach

                     ===============================          =================
                     Third quarter ended December 31             Nine months
                                                              ended December 31
                 ---------------------------------------      -----------------
                  2006     2005*          Better (worse)         2006     2005*
                  GBPm     GBPm          GBPm         %          GBPm     GBPm
                 -----    -----                                 -----    -----
External
revenue            189       83           106       n/m           481      196
Revenue from
other BT lines
of business      1,125    1,195           (70)       (6)        3,371    3,647
                 -----    -----                                 -----    -----
Revenue          1,314    1,278            36         3         3,852    3,843
Operating costs
before
leaver costs       845      790           (55)       (7)        2,451    2,366
                 -----    -----                                 -----    -----
EBITDA before
leaver costs       469      488           (19)       (4)        1,401    1,477
Leaver costs         1        1             -         -             3        1
                 -----    -----                                 -----    -----
EBITDA             468      487           (19)       (4)        1,398    1,476
Depreciation
and
amortisation       177      196            19        10           530      570
                 -----    -----                                 -----    -----
Operating
profit             291      291             -         -           868      906
                 =====    =====                                 =====    =====
Capital
expenditure        297      270           (27)      (10)          847      773
===============  =====    =====                                 =====    =====

*Restated to reflect changes in intra-group trading arrangements.


Openreach's revenue in the third quarter was GBP1,314 million, a 3 per cent increase, driven by strong market volume growth which has more than offset WLR price reductions made in prior periods. External revenue increased by GBP106 million due to volume growth on all products, including broadband related connections. Revenues from other BT lines of business decreased by 6 per cent to GBP1,125 million reflecting the volume shift to external revenues and the regulatory price reductions made in prior periods.

Operating costs increased by 7 per cent to GBP845 million due to increased volumes, inflationary pressures and investment in service levels. However, these increases have been partially offset by cost savings from efficiency programmes across the business.

Overall this has resulted in a GBP19 million decrease in EBITDA before leaver costs.

However, this has been offset by the decrease in depreciation and amortisation costs of GBP19 million. This is due to the lengthening of the useful economic life of copper, consistent with Ofcom's review, partially offset by increased LLU and dropwire depreciation. Operating profit was flat at GBP291 million.

Capital expenditure in the quarter was 10 per cent higher than last year reflecting increased investment in new systems to ensure compliance with the Undertakings and increased network infrastructure spend to meet LLU demand.

At December 31, 2006 Openreach had 1.3 million external LLU lines and 4.2 million external WLR lines and channels. These have grown significantly with net additions in the quarter of 457,000 LLU connections and 190,000 WLR connections. Openreach has reached 1.5 million LLU connections this month.

On December 22, 2006, Openreach achieved a significant milestone by placing the first live order of Wholesale Line Rental Analogue (WLR3) on an equivalent basis through the Equivalence Management Platform (EMP). From January 2, 2007, WLR3 is available for Communications Provider product establishment and order processing.



GROUP INCOME STATEMENT

for the three months ended December 31, 2006

----------------------  ------        --------------  -------------    -------
                                              Before       Specific      Total
                                      specific items  items (note 4)
(unaudited)              Notes                  GBPm           GBPm       GBPm
----------------------  ------        --------------  -------------    -------
Revenue                      2                 5,126              -      5,126
Other operating income                            53              2         55
Operating costs              3                (4,508)          (118)    (4,626)
                                              -------        -------    -------
Operating profit             2                   671           (116)       555

Finance costs                                   (656)             -       (656)
Finance income                                   594            139        733
                                              -------        -------    -------
Net finance (costs)
income                       5                   (62)           139         77

Share of post tax
profits of associates
and joint ventures                                 7              -          7
                                              -------        -------    -------
Profit before taxation                           616             23        639

Taxation                                        (150)           969        819
                                              -------        -------    -------
Profit for the period                            466            992      1,458
                                              =======        =======    =======
Attributable to:
Equity shareholders                              465            992      1,457
Minority interest                                  1              -          1
                                              =======        =======    =======
Earnings per share           6
  - basic                                        5.6p                     17.6p
                                              =======                   =======
  - diluted                                      5.5p                     17.1p
                                              =======                   =======



GROUP INCOME STATEMENT

for the three months ended December 31, 2005

----------------------    ------       --------------  -------------    -------
                                               Before       Specific      Total
                                       specific items  items (note 4)
(unaudited)                Notes                 GBPm           GBPm       GBPm
----------------------    ------       --------------  -------------    -------
Revenue                        2                4,882              -      4,882
Other operating income                             54              -         54
Operating costs                3               (4,265)             -     (4,265)
                                               -------        -------    -------
Operating profit               2                  671              -        671

Finance costs                                    (693)             -       (693)
Finance income                                    564              -        564
                                               -------        -------    -------
Net finance costs              5                 (129)             -       (129)

Share of post tax profits
of associates and joint
ventures                                            3              -          3
                                               -------        -------    -------
Profit before taxation                            545              -        545

Taxation                                         (134)             -       (134)
                                               -------        -------    -------
Profit for the period
attributable to equity
shareholders                                      411              -        411
                                               =======        =======    =======
Earnings per share             6
 - basic                                          4.9p                      4.9p
                                               =======                   =======
 - diluted                                        4.8p                      4.8p
                                               =======                   =======



GROUP INCOME STATEMENT
for the nine months ended December 31, 2006

----------------------   ------      --------------  -------------    -------
                                             Before       Specific      Total
                                     specific items  items (note 4)
(unaudited)               Notes                GBPm           GBPm       GBPm
----------------------   ------      --------------  -------------    -------
Revenue                       2              14,931              -     14,931
Other operating income                          155              2        157
Operating costs               3             (13,074)          (141)   (13,215)
                                             -------        -------    -------
Operating profit              2               2,012           (139)     1,873

Finance costs                                (1,949)             -     (1,949)
Finance income                                1,786            139      1,925
                                             -------        -------    -------
Net finance costs             5                (163)           139        (24)

Share of post tax profits
of associates and joint
ventures                                         14              -         14
Profit on disposal of
associate                                         -             20         20
                                             -------        -------    -------
Profit before taxation                        1,863             20      1,883

Taxation                                       (456)           970        514
                                             -------        -------    -------
Profit for the period                         1,407            990      2,397
                                             =======        =======    =======
Attributable to:
Equity shareholders                           1,406            990      2,396
Minority interest                                 1              -          1
                                             =======        =======    =======
Earnings per share            6
 - basic                                       16.9p                     28.9p
                                             =======                   =======
 - diluted                                     16.6p                     28.2p
                                             =======                   =======



GROUP INCOME STATEMENT
for the nine months ended December 31, 2005

----------------------   ------      --------------  -------------    -------
                                             Before       Specific      Total
                                     specific items  items (note 4)
(unaudited)               Notes                GBPm           GBPm       GBPm
----------------------   ------      --------------  -------------    -------
Revenue                       2              14,380              -     14,380
Other operating income                          149              -        149
Operating costs               3             (12,554)           (82)   (12,636)
                                             -------        -------    -------
Operating profit              2               1,975            (82)     1,893

Finance costs                                (2,085)             -     (2,085)
Finance income                                1,714              -      1,714
                                             -------        -------    -------
Net finance costs             5                (371)             -       (371)

Share of post tax profits
of associates and joint
ventures                                         11              -         11
                                             -------        -------    -------

Profit before taxation                        1,615            (82)     1,533

Taxation                                       (402)            25       (377)
                                             -------        -------    -------

Profit for the period
attributable to equity
shareholders                                  1,213            (57)     1,156
                                             =======        =======    =======
Earnings per share            6
 - basic                                       14.4p                     13.7p
                                             =======                   =======
 - diluted                                     14.2p                     13.5p
                                             =======                   =======



GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE for the nine months ended December 31, 2006

-------------------------------------------------    ---------------------------
                                                             Nine months
                                                           ended December 31
                                                       2006                2005
(unaudited)                                            GBPm                GBPm
-------------------------------------------------    -------             -------
Profit for the period                                 2,397               1,156
                                                     =======             =======
Actuarial gains on defined benefit pension schemes      360                 625
Net gains (losses) on cash flow hedges                   70                (117)
Exchange differences on translation of foreign
operations                                             (102)                 23
Tax on items taken directly to equity                  (150)               (153)
                                                     -------             -------
Net gains recognised directly in equity                 178                 378

Total recognised income for the period                2,575               1,534
                                                     =======             =======
Attributable to:
Equity shareholders                                   2,576               1,534
Minority interest                                        (1)                  -
                                                     -------             -------
                                                      2,575               1,534
                                                     -------             -------


GROUP CASH FLOW STATEMENT

for the three months and nine months ended December 31, 2006

--------------------------    ---------------------         ----------------------
                                  Third quarter                   Nine months
                                ended December 31              ended December 31
                               2006           2005            2006           2005
(unaudited)                    GBPm           GBPm            GBPm           GBPm
--------------------------    ------         ------         -------         ------
Cash flow from operating
activities
Cash generated from
operations (note 7 (a))         704          1,293           3,077          3,639
Income taxes paid              (100)           (75)           (280)          (317)
                              ------         ------         -------         ------
Net cash inflow from
operating activities            604          1,218           2,797          3,322

Cash flow from investing
activities
Net acquisition of
subsidiaries, associates
and joint ventures              (49)           (24)            (74)          (112)
Net purchase of property,
plant, equipment
and software                   (777)          (725)         (2,373)        (2,082)
Interest received                26             70              63            166
Dividends received from
associates and joint
ventures                          1              1               6              1
Net sale of short term
investments and non current
asset investments               547          1,705              67          2,287
                              ------         ------         -------         ------
Net cash (used) received in
investing activities           (252)         1,027          (2,311)           260

Cash flows from financing
activities
Net repurchase of ordinary
share capital                   (92)          (124)           (206)          (233)
Net repayments of
borrowings                     (759)        (2,182)           (921)        (2,206)
Net movement on commercial
paper                           805              -           1,032              -
Interest paid                  (362)          (426)           (680)          (891)
Equity dividends paid            (8)            (9)           (638)          (549)
                              ------         ------         -------         ------
Net cash used in financing
activities                     (416)        (2,741)         (1,413)        (3,879)

Effects of exchange rate
changes                         (28)           (23)            (28)             -
                              ------         ------         -------         ------
Net decrease in cash and
cash equivalents                (92)          (519)           (955)          (297)
                              ======         ======         =======         ======
Cash and cash equivalents
at beginning of period          921          1,532           1,784          1,310

Cash and cash equivalents,
net of bank overdrafts, at
end of period (note 7 (c))      829          1,013             829          1,013
                              ======         ======         =======         ======

Free cash flow 1
(note 7 (b))                   (525)           138            (204)           515
                              ======         ======         =======         ======
Increase in net debt from
cash flows (note 8 (b))         674             19           1,122            379
                              ======         ======         =======         ======
----------------------------------------------------------------------------------

1 Net of deficiency pension
contributions                  (500)             -            (500)             -



GROUP BALANCE SHEET
at December 31, 2006

-------------------------------------  -----------   -----------   ----------
                                       December 31   December 31     March 31
                                              2006          2005         2006
(unaudited)                                   GBPm          GBPm         GBPm
-------------------------------------  -----------   -----------   ----------
Non current assets
Goodwill and other intangible assets         1,983         1,518        1,641
Property, plant and equipment               15,288        15,347       15,489
Other non current assets                       123           116           84
Deferred tax assets                            467         1,222          764
                                           --------      --------     --------
                                            17,861        18,203       17,978
                                           --------      --------     --------
Current assets
Inventories                                    127           125          124
Trade and other receivables                  6,013         4,640        4,199
Other financial assets                         208         1,548          434
Cash and cash equivalents                      946         1,247        1,965
                                           --------      --------     --------
                                             7,294         7,560        6,722
                                           --------      --------     --------

Total assets                                25,155        25,763       24,700

Current liabilities
Loans and other borrowings                   3,014         3,471        1,940
Trade and other payables                     6,431         6,102        6,540
Other current liabilities                      869         1,137        1,000
                                           --------      --------     --------
                                            10,314        10,710        9,480
                                           --------      --------     --------

Total assets less current liabilities       14,841        15,053       15,220
                                           ========      ========     ========
Non current liabilities
Loans and other borrowings                   6,451         7,493        7,995
Deferred tax liabilities                     1,544         1,392        1,505
Retirement benefit obligations               1,558         4,074        2,547
Other non current liabilities                1,872         1,404        1,566
                                           --------      --------     --------
                                            11,425        14,363       13,613
                                           --------      --------     --------
Capital and reserves
Called up share capital                        432           432          432
Reserves                                     2,937           208        1,123
                                           --------      --------     --------
Total equity shareholders' funds             3,369           640        1,555
Minority interest                               47            50           52
                                           --------      --------     --------
Total equity                                 3,416           690        1,607
                                           --------      --------     --------

                                            14,841        15,053       15,220
                                           ========      ========     ========


NOTES (unaudited)


1 Basis of preparation and accounting policies


These primary statements and selected notes comprise the unaudited interim consolidated financial results of BT Group plc for the quarter and nine months ended December 31, 2006 and 2005, together with the audited results for the year ended March 31, 2006. These interim financial results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended March 31, 2006 were approved by the Board of Directors on May 17, 2006, published on May 31, 2006 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The accounting policies which have been applied to prepare the interim financial results are the same as those used for the preparation of the consolidated financial statements for the year ended March 31, 2006.

In order to assist readers in understanding the year on year performance, we have restated the comparative line of business results to reflect the creation of Openreach which is now reported as a separate line of business. These restatements also reflect the impact of the new internal trading arrangements that have been implemented. There is no change to the overall group reported results.


2 Results of businesses

(a)  Operating results

                      External  Internal     Group   EBITDA    Group operating
                       revenue   revenue   revenue      (ii) profit (loss) (ii)
                          GBPm      GBPm      GBPm     GBPm               GBPm
Third quarter ended
December 31, 2006
BT Global Services       1,885       406     2,291      232                 52
BT Retail                2,023       108     2,131      219                176
BT Wholesale             1,027       895     1,922      497                204
Openreach                  189     1,125     1,314      468                291
Other                        2         -         2       (4)               (52)
Intra-group
items (i)                    -    (2,534)   (2,534)       -                  -
                        -------   -------   -------  -------            -------
Total                    5,126         -     5,126    1,412                671
                        =======   =======   =======  =======            =======

Third quarter ended
December 31, 2005
(restated - note 1)
BT Global Services       1,792       405     2,197      223                 63
BT Retail                2,017        99     2,116      175                139
BT Wholesale               987       861     1,848      481                210
Openreach                   83     1,195     1,278      487                291
Other                        3         -         3       15                (32)
Intra-group
items (i)                    -    (2,560)   (2,560)       -                  -
                        -------   -------   -------  -------            -------
Total                    4,882         -     4,882    1,381                671
                        =======   =======   =======  =======            =======
Nine months ended
December 31, 2006
BT Global Services       5,402     1,201     6,603      667                182
BT Retail                5,982       294     6,276      627                505
BT Wholesale             3,054     2,600     5,654    1,443                574
Openreach                  481     3,371     3,852    1,398                868
Other                       12         -        12       24               (117)
Intra-group
items (i)                    -    (7,466)   (7,466)       -                  -
                        -------   -------   -------  -------            -------
Total                   14,931         -    14,931    4,159              2,012
                        =======   =======   =======  =======            =======

Nine months ended
December 31, 2005
(restated - see note
1)
BT Global Services       5,176      1190     6,366      640                170
BT Retail                6,076       296     6,372      519                410
BT Wholesale             2,919     2,556     5,475    1,413                597
Openreach                  196     3,647     3,843    1,476                906
Other                       13         -        13       38               (108)
Intra-group
items (i)                    -    (7,689)   (7,689)       -                  -
                        -------   -------   -------  -------            -------
Total                   14,380         -    14,380    4,086              1,975
                        =======   =======   =======  =======            =======


(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.

(ii) Before specific items.


There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based, whilst for other products and services, the transfer prices are agreed between the relevant lines of business. These intra-group trading arrangements are subject to periodic review.


2 Results of businesses continued


(b) Revenue analysis

                     Third quarter ended                    Nine months ended
                          December 31                          December 31
                 -------------------------------          ---------------------
                  2006     2005   Better (worse)            2006          2005
                  GBPm     GBPm    GBPm       %             GBPm          GBPm
Traditional      3,246    3,275     (29)     (1)           9,674         9,949
New wave         1,880    1,607     273      17            5,257         4,431
                ------   ------  ------  ------           ------        ------
                 5,126    4,882     244       5           14,931        14,380
                ======   ======  ======  ======           ======        ======
Major corporate  1,833    1,732     101       6            5,235         4,958
Business           584      568      16       3            1,765         1,737
Consumer         1,310    1,324     (14)     (1)           3,819         3,984
Wholesale/
Carrier          1,397    1,255     142      11            4,100         3,688
Other                2        3      (1)    (33)              12            13
                ------   ------  ------  ------           ------        ------
                 5,126    4,882     244       5           14,931        14,380
                ------   ------  ------  ------           ------        ------


(c)  New wave revenue analysis

                       Third quarter ended                   Nine months ended
                            December 31                          December 31
                   -------------------------------         --------------------
                    2006     2005   Better (worse)           2006         2005
                    GBPm     GBPm     GBPm      %            GBPm         GBPm
Networked IT
services           1,117    1,038       79      8           3,099        2,851
Broadband            520      374      146     39           1,460        1,038
Mobility              73       75       (2)    (3)            216          210
Other                170      120       50     42             482          332
                  ------   ------   ------  ------         ------       ------
                   1,880    1,607      273     17           5,257        4,431
                  ------   ------   ------  ------         ------       ------


(d) Capital expenditure on property, plant, equipment, software and motor vehicles

                      Third quarter ended                   Nine months ended
                          December 31                           December 31
                 -------------------------------          ---------------------
                   2006    2005   Better (worse)            2006          2005
                   GBPm    GBPm    GBPm       %             GBPm          GBPm
BT Global
Services            186     169     (17)    (10)             511           482
BT Retail            34      32      (2)     (6)             114           100
BT Wholesale        237     221     (16)     (7)             703           649
Openreach           297     270     (27)    (10)             847           773
Other (including
fleet vehicles
and property)        61      67       6       9              167           165
                 ------  ------  ------  ------           ------        ------
                    815     759     (56)     (7)           2,342         2,169
                 ======  ======  ======  ======           ======        ======
Transmission
equipment           303     356      53      15              897         1,076
Exchange
equipment            24      21      (3)    (14)              77            57
Other network
equipment           214     134     (80)    (60)             603           444
Computers and
office
equipment            70      64      (6)     (9)             204           174
Software            179     136     (43)    (32)             477           302
Motor vehicles
and  other            8      29      21      72               35            74
Land and
buildings            17      19       2      11               49            42
                 ------  ------  ------  ------           ------        ------
                    815     759     (56)     (7)           2,342         2,169
                 ------  ------  ------  ------           ------        ------

3 (a) Operating costs

                                   Third quarter ended       Nine months ended
                                        December 31              December 31
                                      2006        2005          2006      2005
                                      GBPm        GBPm          GBPm      GBPm
Staff costs before leaver costs      1,282       1,226         3,812     3,592
Leaver costs                            27          23            84        66
                                    -------     -------       -------   -------
Staff costs                          1,309       1,249         3,896     3,658
Own work capitalised1                 (186)       (179)         (532)     (499)
                                    -------     -------       -------   -------
Net staff costs                      1,123       1,070         3,364     3,159
Depreciation and amortisation          741         710         2,147     2,111
Payments to telecommunication
operators                            1,051       1,032         3,091     3,030
Other operating costs                1,593       1,453         4,472     4,254
                                    -------     -------       -------   -------
Total before specific items          4,508       4,265        13,074    12,554
Specific items (note 4)                118           -           141        82
                                    -------     -------       -------   -------
Total                                4,626       4,265        13,215    12,636
                                    -------     -------       -------   -------

1 Own work capitalised has been restated to exclude third party costs. This has no effect on the total costs.


(b) Leaver costs

                                    Third quarter ended      Nine months ended
                                         December 31              December 31
                                       2006      2005           2006      2005
                                       GBPm      GBPm           GBPm      GBPm
BT Global Services                        6         4             28        28
BT Retail                                 5         8             14        13
BT Wholesale                              6         1             22         7
Openreach                                 1         1              3         1
Other                                     9         9             17        17
                                    -------   -------        -------   -------
Total                                    27        23             84        66
                                    -------   -------        -------   -------


4    Specific items

BT separately identifies and discloses any significant one off or unusual items (termed "specific items"). This includes profits and losses on the disposal of investments and businesses, and asset impairment charges. This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.


4    Specific items continued

                                 Third quarter ended         Nine months ended
                                       December 31               December 31
                                  2006           2005          2006       2005
                                  GBPm           GBPm          GBPm       GBPm
Creation of Openreach               30              -            30         70
Property rationalisation costs      17              -            40         12
Write off of circuit inventory
and working capital balances        61              -            61          -
Cost associated with settlement
of open tax years                   10              -            10          -
                                 ------         ------        ------     ------
Specific operating costs           118              -           141         82
Profit on sale of non current
asset investments                   (2)             -           (22)         -
Interest on settlement of open
tax years                         (139)             -          (139)         -
Tax credit                        (969)             -          (970)       (25)
                                 ------         ------        ------     ------
Total specific (income) costs     (992)             -          (990)        57
                                 ------         ------        ------     ------


5 Net finance costs
                                    Third quarter ended      Nine months ended
                                    December 31              December 31
                                        2006       2005         2006      2005
                                        GBPm       GBPm         GBPm      GBPm
Finance costs1 before pension
interest                                 188        239          545       723
Interest on pension scheme
liabilities                              468        454        1,404     1,362
                                      -------    -------      -------   -------
Finance costs                            656        693        1,949     2,085
                                      -------    -------      -------   -------
Finance income2 before pension
income                                  (160)       (46)        (206)     (161)
Expected return on pension scheme
assets                                  (573)      (518)      (1,719)   (1,553)
                                      -------    -------      -------   -------
Finance income                          (733)      (564)      (1,925)   (1,714)
                                      -------    -------      -------   -------
Net finance (income) costs               (77)       129           24       371
                                      =======    =======      =======   =======
Net finance costs before pensions         28        193          339       562
Interest associated with pensions       (105)       (64)        (315)     (191)
                                      -------    -------      -------   -------
Net finance (income) costs               (77)       129           24       371
                                      -------    -------      -------   -------


1 Finance costs in the third quarter and nine months ended December 31, 2006 include GBPnil and GBP1million net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis. Finance costs in the third quarter and nine months ended December 31, 2005 included a GBP1 million charge and GBP6 million net credit respectively, arising from the re-measurement of financial instruments which were not in hedging relationships on a fair value basis. A component of these net credits was the fair value movement in, and realised gain arising from, the early redemption of the US dollar 2008 LG Telecom convertible bond amounting to GBP27 million.

2 Finance income in the third quarter and nine months ended December 31, 2006 include GBP139 million of interest on settlement of open tax years.


6    Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:

                          Third quarter                      Nine months
                         ended December 31                 ended December 31
                          2006         2005                2006          2005
                         millions of shares               millions of shares
Basic                    8,284        8,407               8,302         8,444
Diluted                  8,512        8,523               8,488         8,560


7 (a) Reconciliation of profit before tax to cash generated from operations

                                        Third quarter           Nine months
                                      ended December 31       ended December 31
                                       2006        2005         2006     2005
                                       GBPm        GBPm         GBPm     GBPm
Profit before tax                       639         545        1,883    1,533
Depreciation and amortisation           741         710        2,147    2,111
Associates and joint ventures            (7)         (3)         (14)     (11)
Employee share scheme costs              23          22           70       59
Net finance (income) costs              (77)        129           24      371
Profit on disposal of property
assets and non current asset
investments                              (2)          -          (22)       -
Changes in working capital             (212)       (124)        (765)    (585)
Provisions movements, pensions and
other                                  (401)         14         (246)     161
                                     -------     -------      -------  -------
Cash generated from operations          704       1,293        3,077    3,639
                                     -------     -------      -------  -------

(b) Free cash flow
                                         Third quarter          Nine months
                                       ended December 31     ended December 31
                                         2006      2005         2006      2005
                                         GBPm      GBPm         GBPm      GBPm
Cash generated from operations            704     1,293        3,077     3,639
Income taxes paid                        (100)      (75)        (280)     (317)
                                       -------   -------      -------   -------
Net cash inflow from operating
activities                                604     1,218        2,797     3,322
Included in cash flows from investing
activities
Net purchase of property, plant,
equipment and software                   (777)     (725)      (2,373)   (2,082)
Net purchase of non current asset
investments                               (17)        -          (17)       (1)
Dividends received from associates          1         1            6         1
Interest received                          26        70           63       166
Included in cash flows from financing
activities
Interest paid                            (362)     (426)        (680)     (891)
                                       -------   -------      -------   -------
Free cash flow                           (525)      138         (204)      515
                                       -------   -------      -------   -------

(b) Free cash flow continued

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.


(c) Cash and cash equivalents

                                            At December 31         At March 31
                                            2006       2005               2006
                                            GBPm       GBPm               GBPm
Cash at bank and in hand                     387        502                511
Short term deposits                          559        745              1,454
                                           ------    ------              ------
Cash and cash equivalents                    946      1,247              1,965
Bank overdrafts                             (117)      (234)              (181)
                                           ------    ------              ------
                                             829      1,013              1,784
                                           ------    ------              ------


8 Net debt

Net debt at December 31, 2006 was GBP8,796 million (December 31, 2005 - GBP8,113 million, March 31, 2006 - GBP7,534 million).

Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments, cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made for the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to GBP114 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.


8 (a) Analysis

                                                   At December 31  At March 31
                                                   2006      2005         2006
                                                   GBPm      GBPm         GBPm
Loans and other borrowings                        9,465    10,964        9,935
Cash and cash equivalents                          (946)   (1,247)      (1,965)
Other current financial assets1                    (183)   (1,289)        (365)
                                                 -------   -------      -------
                                                  8,336     8,428        7,605
Adjustments:
To retranslate currency denominated balances at
swapped rates where hedged                          594       (40)         121
To recognise borrowings at net proceeds and
unamortised discount                               (134)     (287)        (192)
Other                                                 -        12            -
                                                 -------   -------      -------
Net debt                                          8,796     8,113        7,534
                                                 -------   -------      -------


After allocating the element of the adjustments which impact loans and other borrowings, gross debt at December 31, 2006 was GBP9,809 million (December 31, 2005 - GBP10,420 million, March 31, 2006 - GBP9,686 million).


1 Excluding derivative financial instruments of GBP25 million, GBP259 million and GBP69 million at December 31, 2006 and 2005 and March 31, 2006, respectively.


8 (b) Reconciliation of net cash flow to movement in net debt

                                        Third quarter ended      Nine months
                                             December 31      ended December 31
                                           2006      2005        2006     2005
                                           GBPm      GBPm        GBPm     GBPm
Net debt at beginning of period           8,079     8,133       7,534    7,893
Increase in net debt resulting from
cash flows                                  674        19       1,122      379
Net debt assumed or issued on                 -         -           9        1
acquisitions
Currency movements                           15       (41)        114      (65)
Other non-cash movements                     28         2          17      (95)
                                         -------   -------     -------  -------
Net debt at end of period                 8,796     8,113       8,796    8,113
                                         -------   -------     -------  -------


9 Statement of changes in equity

                                                   Nine months     Year ended
                                                 ended December   31 March 31
                                                  2006     2005          2006
                                                  GBPm     GBPm          GBPm

Shareholders' funds                              1,555       45            45
Minority interest                                   52       50            50
                                                -------  -------       -------
                                                 1,607       95            95

Effect of adoption of IAS 32 and IAS 39              -     (209)         (209)
                                                -------  -------       -------

Fund (deficit) at beginning of period            1,607     (114)         (114)

Total recognised income for the
period                                           2,575    1,534         2,906
Share based payment                                 47       48            65
Issues of shares                                    16        4             4
Net purchase of treasury shares                   (194)    (231)         (344)
Dividends on ordinary shares                      (631)    (551)         (912)
Minority interest                                   (4)       -             2
                                                -------  -------       -------
Net changes in equity for the
financial period                                 1,809      804         1,721

Equity at end of period
Shareholders' funds                              3,369      640         1,555
Minority interest                                   47       50            52
                                                -------  -------       -------
Total equity                                     3,416      690         1,607
                                                -------  -------       -------



10   Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                      Third quarter ended       Nine months
                                           December 31        ended December 31
                                         2006      2005         2006      2005
                                         GBPm      GBPm         GBPm      GBPm
Operating profit                          555       671        1,873     1,893
Specific items (note 4)                   116         -          139        82
Depreciation and amortisation (note
3)                                        741       710        2,147     2,111
                                       -------   -------      -------   -------
EBITDA before specific items            1,412     1,381        4,159     4,086
                                       -------   -------      -------   -------

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.


11 Dividends

The directors declared an interim dividend of 5.1 pence per share (4.3 pence last year) on November 9, 2006. This will be paid on February 12, 2007 to the shareholders on the register at the close of business on December 29, 2006. This interim dividend, amounting to GBP423 million, has not been included as a liability as at December 31, 2006. It will be recognised as an appropriation of retained earnings within shareholders' equity in the quarter ended March 31, 2007.


12 United States Generally Accepted Accounting Principles (US GAAP)


The results set out above have been prepared in accordance with the basis of preparation as set out in note 1. The table below sets out the results calculated in accordance with US GAAP.

                                  Third quarter ended            Nine months
                                       December 31            ended December 31
                                    2006         2005           2006      2005
Net income attributable to         1,448          253          2,371       836
shareholders (GBPm)

Earnings per ADS (GBP)
 - basic                            1.75         0.30           2.86      0.99
 - diluted                          1.70         0.30           2.79      0.98


Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with US GAAP, is GBP897 million at December 31, 2006 (December 31, 2005 - GBP652 million deficit, March 31, 2006 - GBP158 million deficit).


Forward-looking statements - caution advised


Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continuing growth in revenue, EBITDA, earnings per share and dividends; growth in new wave revenue, mainly from networked IT services and broadband; continued growth in the broadband market; implementation of BT's 21st Century Network; the introduction of next generation services; and adding value to BT's broadband proposition.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.








Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 08 February, 2007